Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

VIA EDGAR

April 16, 2013

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:          Telephone and Data Systems, Inc.

                Form 10-K for the Year ended December 31, 2012

                Filed February 26, 2013

                File No. 001-14157

Dear Mr. Spirgel:

We have received your letter dated April 8, 2013 relating to the above referenced filing. This letter is to advise you that we are currently preparing responses to your comments and will seek to respond fully no later than May 3, 2013.  The company is requesting additional time to respond because it is in the process of closing its books and completing financial statements for the first quarter of 2013. If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Corporate Controller, at (773) 355-3400, or the undersigned at (312) 592-5304.

Yours truly,

Telephone and Data Systems, Inc.

By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers
Executive Vice President and
Chief Financial Officer

cc:           Douglas D. Shuma